Exhibit 99.1

Tremor International Reports Results for the Second Quarter and Six-Month Period Ended June 30, 2022

Generated record adjusted EBITDA of $39.1 million and $72.7 million alongside industry-leading adjusted EBITDA margins of 55% and 51% on a Contribution ex-TAC basis for Q2 and H1, respectively

Expected to enhance platform scale and differentiation and expand strategic capabilities and global market share through pending $239 million acquisition of Amobee, proposed $25 million investment in VIDAA, and completed integration of Spearad

NEW YORK, August 16, 2022 -- Tremor International Ltd. (AIM/NASDAQ: TRMR) (“Tremor” or the “Company”), a global leader in Video, Data, and Connected TV (“CTV”) advertising offering an end-to-end technology platform that enables advertisers to optimize their campaigns and media partners to maximize yield on their digital advertising inventory, today announces its financial results for the second quarter and six-month period ended June 30, 2022.

Financial Summary

•
Generated Q2 Contribution ex-TAC of $70.8 million compared to $73.7 million in Q2 2021, and H1 Contribution ex-TAC of $141.8 million compared to $136.7 million in H1 2021, which was impacted by challenging macroeconomic conditions

•	Achieved record Q2 Adjusted EBITDA of $39.1 million, reflecting an increase of 5% compared to Q2 2021, and record H1 Adjusted EBITDA of $72.7 million, an increase of 12% compared to H1 2021

•
Durable and efficient operating model drove record and industry-leading margins including a 52% Adjusted EBITDA margin in Q2 2022 on a reported revenue basis, and 55% on a Contribution ex-TAC basis, and a 46% Adjusted EBITDA margin in H1 2022 on a reported revenue basis, and 51% on a Contribution ex-TAC basis

•	Record Q2 CTV spend of $64.7 million reflected an increase of 30% compared to Q2 2021, and record H1 CTV spend of $110.9 million represented an increase of 26% compared to H1 2021

•	CTV spend during H1 2022 reflected 36% of total spend and 41% of programmatic spend

•	Video revenue, including CTV, continued to represent the overwhelming majority of Tremor’s Contribution ex-TAC at approximately 80% for Q2 and H1 2022

•
$361.4 million net cash position as of June 30, 2022 provides Tremor with strong liquidity to support current needs of the business and investments for future growth and strategic initiatives, including the recently announced proposed acquisition of Amobee and proposed investment in VIDAA

“Tremor’s data-powered end-to-end technology and business platform continued to drive increased customer adoption and displayed impressive resiliency while generating record profitability and best-in-class industry margins for both Q2 and H1, despite ongoing macroeconomic challenges,” said Ofer Druker, Tremor International’s Chief Executive Officer. “We’ve also recently taken important steps to further scale and differentiate our business, including entering into a definitive agreement to acquire Amobee, our agreement to invest $25 million in VIDAA which is intended to deepen our strategic data and CTV media relationship, and the completed integration of Spearad. We are confident Tremor remains well-positioned to weather continued market headwinds while capitalizing on anticipated Company-specific and industry-related growth catalysts.”

Operational Highlights and Recent Business Wins

•	Entered into a Strategic Agreement to Acquire Amobee for $239 Million:
o	Significantly increases Tremor’s global market share and is expected to create one of the most scaled and compelling CTV and video end-to-end platforms in the market
o
Enhances Tremor’s technology offering and business footprint across core growth drivers including self-service DSP, CTV, performance, and data, while also adding new insight tools, and linear TV capabilities

o	Substantially expands Tremor’s talent footprint, market presence, and reach, as Amobee serves over 500 customers globally and maintains relationships with some of the world’s leading media partners
o
For the twelve months ended June 30, 2022, Amobee generated preliminary unaudited Contribution ex-TAC of approximately $150 million, excluding the results from its Email Marketing Platform which is not part of our proposed acquisition

o
Management initially expects to achieve meaningful annual run-rate operating cost synergies of approximately $50 million on a combined pro forma basis post-closing and following completion of the integration

o
Tremor expects to obtain new $150 million debt facilities comprised of a secured term loan and a revolving credit facility to partially fund the acquisition and support future strategic investments and initiatives

o
Transaction is expected to close in Q3 2022, subject to customary closing conditions including regulatory approval or the expiration of the required waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (“HSR Act”)

•	Entered into an Agreement to Invest $25 Million in VIDAA to Strengthen Strategic Relationship with Smart TV Operating System and Global OEMs it Serves:
o	Proposed investment extends the exclusive agreement to share VIDAA’s automatic content recognition (“ACR”) data for global measurement and targeting across Tremor’s end-to-end platform
o
Upon completion of the investment, VIDAA will grant exclusivity in the US, UK, Canada, and Australia to the Unruly SSP and Spearad ad server, already designated as its preferred monetization platform globally

o
Tremor expected to benefit from Hisense’s sponsorship of the upcoming FIFA World Cup and exclusive ad monetization and content opportunities driven by FIFA+ and other sports-related content launching on Hisense VIDAA-powered devices

o	Investment is expected to close in Q3 2022, subject to customary closing conditions

•	Continued Strong Customer Adoption and Partner Traction Across Tremor Video, Unruly, and Tr. ly:
o
Unruly added 63 new supply partners, including 35 in the US, during Q2 2022, and 150 new supply partners, including 71 in the US, during H1 2022, across critical growth verticals in sports, news, entertainment, and lifestyle, including OTT (“over-the-top”) apps from leading broadcast businesses

o	Unruly CTRL, Tremor’s self-service platform for publishers, saw PMP spend increase by 560% during Q2 2022, compared to Q2 2021, and saw PMP spend increase by 715% during H1 2022, compared to H1 2021
o
Tr. ly created over 13X more unique video ads in Q2 2022 than in Q2 2021 and more than 15X more unique video ads in H1 2022 than in H1 2021, while continuing to experience strong adoption of data-driven creative products, impressive international growth, and significant increases in travel and retail verticals

o	Tremor Video added 60 new logos during Q2 2022, and 135 new logos during H1 2022, across travel, CPG, and retail growth verticals, as well as others

Share Repurchase Program Update

o
Tremor repurchased 5,716,960 ordinary shares at an average price of 452.60 pence during Q2 2022, reflecting a total investment of approximately £25.9 million, or $32.5 million, and 7,401,470 ordinary shares from March 1, 2022 through June 30, 2022 at an average price of 479.98 pence, for a total investment of approximately £35.6 million, or $45.3 million

Financial Guidance

o	Management believes Tremor remains well-positioned to benefit from anticipated future industry growth trends and Company-specific catalysts
o
Tremor’s full year 2022 guidance is based on the expectation that there will be no major Covid-19-related setbacks or significant escalation of war or other hostilities that may cause economic conditions to further deteriorate or otherwise significantly reduce advertiser demand

o
Tremor’s full year 2022 guidance considers challenging market conditions that limited advertiser activity in Q2 2022, such as inflationary pressures, rising interest rates, geopolitical and macroeconomic uncertainty, recession concerns, and widespread global supply chain issues in certain verticals such as automobile manufacturing, with the expectation that these challenges could continue to have an impact on the advertising demand environment for the remainder of 2022 and beyond, and excludes any potential impact from its pending acquisition of Amobee, which is expected to close later in Q3 2022

o
Tremor believes its end-to-end platform, scaled and efficient operating model, diverse customer base, and broad range of revenue verticals help mitigate effects of these potential headwinds and accordingly, Tremor estimates:

•	Full year 2022 Contribution ex-TAC of approximately $290 million
•	Full year 2022 Adjusted EBITDA of approximately $155 million

o	Following the anticipated closing and integration of the proposed acquisition of Amobee Tremor expects to generate on a combined pro forma basis:

•	Full year 2023 Contribution ex-TAC of approximately $500 million
•	Full year 2023 Adjusted EBITDA of approximately $200 million

Second Quarter 2022 Financial Highlights ($ in millions, except per share amount)

	Three months ended June 30			Six months ended June 30
	2022	2021	%	2022	2021	%

IFRS highlights
Revenues	75.8	81.4	(7)%	156.7	152.4	3%
Programmatic Revenues	60.7	67.5	(10)%	119.8	123.2	(3)%
Operating Profit/(Loss)	15.5	21.2	(27)%	29.8	36.4	(18)%

Total Comprehensive Income/(Loss)	2.4	24.4	(90)%	11.6	36.4	(68)%
Diluted EPS	0.05	0.17	(72)%	0.12	0.26	(55)%

Non-IFRS Highlights
Contribution ex-TAC	70.8	73.7	(4)%	141.8	136.7	4%

Adjusted EBITDA	39.1	37.3	5%	72.7	64.8	12%
Adjusted EBITDA Margin	55%	51%	8%	51%	47%	9%

Non-IFRS net Income	25.2	32.8	(23)%	49.0	50.2	(3)%
Non-IFRS Diluted EPS	0.16	0.23	(30)%	0.31	0.35	(13)%

Second Quarter and Six Month 2022 Financial Results Webcast and Conference Call Details

•	Tremor International Second Quarter and Six Months Ended June 30, 2022, Earnings Webcast and Conference Call
•	August 16, 2022, at 6:00 AM/PT, 9:00 AM/ET, and 2:00 PM/BST
•	Webcast Link: https://edge.media-server.com/mmc/p/hvwgdddv
•	Participant Dial-In Number:
•	US/CANADA Participant Toll-Free Dial-In Number: (800) 715-9871
•	UK Participant Toll-Free Dial-In Number: +44 800 260 6466
•	INTERNATIONAL Participant Dial-In Number: (646) 307-1963
•	Conference ID: 3002442

Use of Non-IFRS Financial Information

In addition to our IFRS results, we review certain non-IFRS financial measures to help us evaluate our business, measure our performance, identify trends affecting our business, establish budgets, measure the effectiveness of investments in our technology and development and sales and marketing, and assess our operational efficiencies. These non-IFRS measures include Contribution ex-TAC, Adjusted EBITDA, Non-IFRS Net Income (Loss) and Non-IFRS Earnings (Loss) per share, each of which is discussed below.

These non-IFRS financial measures are not intended to be considered in isolation from, as substitutes for, or as superior to, the corresponding financial measures prepared in accordance with IFRS. You are encouraged to evaluate these adjustments, and review the reconciliation of these non-IFRS financial measures to their most comparable IFRS measures, and the reasons we consider them appropriate. It is important to note that the particular items we exclude from, or include in, our non-IFRS financial measures may differ from the items excluded from, or included in, similar non-IFRS financial measures used by other companies. See "Reconciliation of Revenue to Contribution ex-TAC," "Reconciliation of net income (loss) to Adjusted EBITDA," and "Reconciliation of net income (loss) to non-IFRS income (loss)," included as part of this press release.

o
Contribution ex-TAC: Contribution ex-TAC is defined as our gross profit plus depreciation and amortization attributable to cost of revenues and cost of revenues (exclusive of depreciation and amortization) minus the Performance media cost (“traffic acquisition costs” or “TAC”). Contribution ex-TAC is a supplemental measure of our financial performance that is not required by, or presented in accordance with, IFRS. Contribution ex-TAC should not be considered as an alternative to gross profit as a measure of financial performance. Contribution ex-TAC is a non-IFRS financial measure and should not be viewed in isolation. We believe Contribution ex-TAC is a useful measure in assessing the performance of Tremor International, because it facilitates a consistent comparison against our core business without considering the impact of traffic acquisition costs related to revenue reported on a gross basis.

o
Adjusted EBITDA: We define as total comprehensive income for the period adjusted for foreign currency translation differences for foreign operations, financing expenses, net, tax benefit, depreciation and amortization, stock-based compensation, restructuring, acquisition and IPO-related costs and other expenses (income), net. Adjusted EBITDA is included in the press release because it is a key metric used by management and our board of directors to assess our financial performance. Adjusted EBITDA is frequently used by analysts, investors and other interested parties to evaluate companies in our industry. Management believes that Adjusted EBITDA is an appropriate measure of operating performance because it eliminates the impact of expenses that do not relate directly to the performance of the underlying business.

o	Adjusted EBITDA margin: we define as Adjusted EBITDA as a percentage of Contribution ex-TAC.

o
Non-IFRS Income (Loss) and Non-IFRS Earnings (Loss) per Share:  We define non-IFRS earnings (loss) per share as non-IFRS income (loss) divided by non-IFRS weighted-average shares outstanding. Non-IFRS income (loss) is equal to net income (loss) excluding stock-based compensation, cash and non-cash based acquisition and related expenses, including amortization of acquired intangible assets, merger related severance costs, transaction expenses. In periods in which we have non-IFRS income, non-IFRS weighted-average shares outstanding used to calculate non-IFRS earnings per share includes the impact of potentially dilutive shares. Potentially dilutive shares consist of stock options, restricted stock awards, restricted stock units and performance stock units, each computed using the treasury stock method. We believe non-IFRS earnings (loss) per share is useful to investors in evaluating our ongoing operational performance and our trends on a per share basis, and also facilitates comparison of our financial results on a per share basis with other companies, many of which present a similar non-IFRS measure. However, a potential limitation of our use of non-IFRS earnings (loss) per share is that other companies may define non-IFRS earnings (loss) per share differently, which may make comparison difficult. This measure may also exclude expenses that may have a material impact on our reported financial results. Non-IFRS earnings (loss) per share is a performance measure and should not be used as a measure of liquidity. Because of these limitations, we also consider the comparable IFRS measure of net income (loss).

The information contained within this announcement is deemed by the Company to constitute inside information as stipulated under the Market Abuse Regulations (EU) No. 596/2014 (as implemented into English law) ("MAR"). With the publication of this announcement via a Regulatory Information Service, this inside information is now considered to be in the public domain.

About Tremor International

Tremor is a global company offering an end-to-end technology advertising platform, operating across three core capabilities - Video, Data and CTV. Tremor's unique approach is centered on offering a full stack of end-to-end solutions which provides it with a major competitive advantage within the video advertising ecosystem.

Tremor Video helps advertisers deliver impactful brand stories across all screens through the power of innovative video technology combined with advanced audience data and captivating creative content. Tremor Video's innovative video advertising technology has offerings in CTV, in-stream, out-stream and in-app. To learn more, visit www.tremorvideo.com

Unruly, the media side of Tremor, drives real business outcomes in multiscreen advertising. Its programmatic platform efficiently and effectively delivers performance, quality, and actionable data to demand and supply-focused clients and partners. Tremor has a meaningful number of direct integrations with premium publishers, unique demand relationships with a variety of advertisers and privileged access to News Corp inventory. Unruly connects to the world's largest DSPs and is compatible with most Ad Age top 100 brands. To learn more, visit www.unruly.co

Tremor is headquartered in Israel and maintains offices throughout the United States, Canada, Europe, Asia-Pacific and is traded on the London Stock Exchange (AIM: TRMR) and NASDAQ (TRMR).

For more information, visit: https://www.tremorinternational.com/

For further information please contact:

Tremor International Ltd.
Billy Eckert, Senior Director Investor Relations
ir@tremorinternational.com

KCSA (U.S. Investor Relations)
Adam Holdsworth, Investor Relations
aholdsworth@kcsa.com

Vigo Consulting (U.K. Financial PR & Investor Relations)
Jeremy Garcia
Kate Kilgallen
Tel: +44 20 7390 0230 or tremor@vigoconsulting.com

finnCap Ltd.
Jonny Franklin-Adams / James Thompson (Corporate Finance)
Tim Redfern / Dicky Chambers (ECM)
Tel: +44 20 7220 0500

Stifel Nicolaus Europe Limited
Fred Walsh
Alain Dobkin
Nick Adams
Richard Short
Tel: +44 20 7710 7600

PR Contact
Caroline Smith
VP, Communications, Tremor International
csmith@tremorinternational.com

Forward Looking Statements

This press release contains forward-looking statements, including forward-looking statements within the meaning of Section 27A of the United Stated Securities Act of 1933, as amended, and Section 21E of the United States Securities and Exchange Act of 1934, as amended. Forward-looking statements are identified by words such as “anticipates,” “believes,” “expects,” “intends,” “may,” “can,” “will,” “estimates,” and other similar expressions. However, these words are not the only way Tremor identifies forward-looking statements. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements, including without limitation statements regarding the anticipated financial results for full year 2022 and 2023; anticipated benefits of Tremor’s strategic transactions and commercial partnerships; anticipated features and benefits of Tremor’s products and service offerings; Tremor’s positioning for continued and accelerated future growth in both the US and international markets in the second half of 2022 and beyond; Tremor’s implementation of a substantial share repurchase while also continuing to evaluate strategic opportunities to acquire companies and invest in technology, products, sales and marketing to further expand its platform; Tremor’s medium- to long-term prospects; management’s belief that Tremor is well-positioned to benefit from anticipated future industry growth trends and Company-specific catalysts; the potential negative impact of inflationary pressures, rising interest rates, geopolitical and macroeconomic uncertainty, recession concerns, and the widespread global supply chain issues that have limited advertising activity in H1 2022 in certain verticals and the anticipation that these challenges could continue to have an impact for the remainder of 2022 and beyond, as well as any other statements related to Tremor’s future financial results and operating performance. These statements are neither promises nor guarantees but involve known and unknown risks, uncertainties and other important factors that may cause Tremor's actual results, performance or achievements to be materially different from its expectations expressed or implied by the forward-looking statements, including, but not limited to, the following: negative global economic conditions, potential negative developments in the COVID-19 pandemic and how those developments may adversely impact Tremor’s business, customers and the markets in which Tremor competes, changes in industry trends, the risk that Tremor will not realize the anticipated benefits of its proposed acquisition of Amobee and strategic investment in VIDAA, including as a result of an inability to integrate Amobee’s business effectively and efficiently into Tremor, other negative developments in Tremor's business or unfavourable legislative or regulatory developments. Tremor cautions you not to place undue reliance on these forward-looking statements. For a more detailed discussion of these factors, and other factors that could cause actual results to vary materially, interested parties should review the risk factors listed in Tremor’s most recent Annual Report on Form 20-F, which was filed with the U.S. Securities and Exchange Commission (www.sec.gov) on March 15, 2022. Any forward-looking statements made by Tremor in this press release speak only as of the date of this press release, and Tremor does not intend to update these forward-looking statements after the date of this press release, except as required by law.

Tremor, and the Tremor logo are trademarks of Tremor International Ltd. in the United States and other countries. All other trademarks are the property of their respective owners. The use of the word “partner” or “partnership” in this press release does not mean a legal partner or legal partnership.

Reconciliation of Net Income to Adjusted EBITDA

	Three months ended June 30			Six months ended June 30
	2022	2021	%	2022	2021	%
($ in thousands)
Net Income	7,271	24,069	(70)%	18,635	36,943	(50)%
Taxes expense (income)	6,942	(3,427)		10,190	(1,838)
Financial expense, net	1,266	599		993	1,311
Depreciation and amortization	7,630	10,029		15,357	19,912
Stock-based compensation	15,324	2,610		31,353	4,951
Restructuring & Acquisition costs	709	314		1,307	434
Other income	-	-		(5,103)	-
IPO related one-time costs	-	3,133		-	3,133
Adjusted EBITDA	39,142	37,327	5%	72,732	64,846	12%

Reconciliation of Revenue to Contribution ex-TAC

	Three months ended June 30			Six months ended June 30
	2022	2021	%	2022	2021	%
($ in thousands)
Revenues	75,828	81,379	(7)%	156,702	152,388	3%
Cost of revenues (exclusive of depreciation and amortization)	(13,019)	(17,238)		(29,416)	(34,930)
Depreciation and amortization attributable to Cost of Revenues	(3,803)	(4,012)		(7,632)	(8,199)
Gross profit (IFRS)	59,006	60,129	(2)%	119,654	109,259	10%
Depreciation and amortization attributable to Cost of Revenues	3,803	4,012		7,632	8,199
Cost of revenues (exclusive of depreciation and amortization)	13,019	17,238		29,416	34,930
Performance media cost	(4,996)	(7,632)	(35)%	(14,853)	(15,653)	(5)%
Contribution ex-TAC (Non-IFRS)	70,832	73,747	(4)%	141,849	136,735	4%

Reconciliation of Net Income to Non-IFRS Net Income

	Three months ended June 30			Six months ended June 30
	2022	2021	%	2022	2021	%
($ in thousands)
Net Income	7,271	24,069	(70)%	18,635	36,943	(50)%
Acquisition and related items, including amortization of acquired intangibles and restructuring	4,579	7,065		9,192	13,653
Stock-based compensation expense	15,324	2,610		31,353	4,951
Other Income	-	-		(5,103)	-
IPO related one-time costs	-	3,133		-	3,133
Tax effect of Non-GAAP adjustments (1)	(2,012)	(4,117)		(5,098)	(8,442)
Non-IFRS Income (Loss)	25,162	32,760	(23)%	48,979	50,238	(3)%

Weighted average shares outstanding—diluted (in millions) (2)	156.9	143.8		158.5	142.1

Non-IFRS diluted EPS (in USD)	0.16	0.23	(30)%	0.31	0.35	(13)%

(1)	Non-IFRS income includes the estimated tax impact from the expense items reconciling between net income and non-IFRS income
(2)	Non-IFRS earnings per share is computed using the same weighted-average number of shares that are used to compute IFRS earnings per share.

Review Auditor Report to the Shareholders of Tremor International Ltd.

Introduction

We have reviewed the accompanying financial information of Tremor International Ltd. and its subsidiaries (hereinafter - “the Company”) comprising the condensed consolidated interim statement of financial position as of June 30, 2022, the related condensed consolidated interim statements of  operation and other comprehensive income for the six and three month periods then ended and the related condensed consolidated interim statements of changes in equity and cash flows for the six-month period then ended. The Board of Directors and Management are responsible for the preparation and presentation of this interim financial information in accordance with IAS 34 “Interim Financial Reporting”. Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of Review

We conducted our review in accordance with Standard on Review Engagements (Israel)2410 , "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" of the Institute of Certified Public Accountants in Israel. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures.

A review is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Israel and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying financial information was not prepared, in all material respects, in accordance with IAS 34.

Somekh Chaikin
Member Firm of KPMG International

August 15, 2022

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
 (Unaudited)

	June 30	December 31
	2022	2021
	USD thousands
Assets
ASSETS:
Cash and cash equivalents	361,356	367,717
Trade receivables, net	132,043	165,063
Other receivables	15,583	18,236
Current tax assets	861	981

TOTAL CURRENT ASSETS	509,843	551,997

Fixed assets, net	3,317	3,464
Right-of-use assets	11,459	13,955
Intangible assets, net	195,047	208,220
Deferred tax assets	17,035	24,431
Other long term assets	429	672

TOTAL NON-CURRENT ASSETS	227,287	250,742

TOTAL ASSETS	737,130	802,739

Liabilities and shareholders’ equity

LIABILITIES:
Current maturities of lease liabilities	6,496	7,119
Trade payables	124,732	161,812
Other payables	24,948	42,900
Current tax liabilities	4,710	8,836

TOTAL CURRENT LIABILITIES	160,886	220,667

Employee benefits	229	426
Long-term lease liabilities	5,706	7,876
Deferred tax liabilities	1,486	1,395

TOTAL NON-CURRENT LIABILITIES	7,421	9,697

TOTAL LIABILITIES	168,307	230,364

SHAREHOLDERS’ EQUITY:
Share capital	432	442
Share premium	422,287	437,476
Other comprehensive income (loss)	(6,290)	698
Retained earnings	152,394	133,759

TOTAL SHAREHOLDERS’ EQUITY	568,823	572,375

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	737,130	802,739

Chairman of the Board of Directors	Chief Executive Officer	Chief Finance Officer

Date of approval of the financial statements: August 15, 2022

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF OPERATION AND OTHER COMPREHENSIVE INCOME
 (Unaudited)

	Six months ended June 30		Three months ended June 30
	2022	2021	2022	2021
	USD thousands		USD thousands

Revenues	156,702	152,388	75,828	81,379

Cost of Revenues (Exclusive of depreciation and amortization shown separately below)	29,416	34,930	13,019	17,238

Research and development expenses	13,581	6,808	7,198	3,405
Selling and marketing expenses	40,708	36,519	20,348	18,469
General and administrative expenses	32,925	18,003	12,154	11,197
Depreciation and amortization	15,357	19,912	7,630	10,029
Other income, net	(5,103)	(200)	-	(200)

Total operating costs	97,468	81,042	47,330	42,900

Operating Profit	29,818	36,416	15,479	21,241

Financing income	(1,027)	(173)	(315)	(87)
Financing expenses	2,020	1,484	1,581	686

Financing expenses, net	993	1,311	1,266	599

Profit before taxes on income	28,825	35,105	14,213	20,642

Tax benefit (expenses)	(10,190)	1,838	(6,942)	3,427

Profit for the period	18,635	36,943	7,271	24,069

Other comprehensive income (loss) items:
Foreign currency translation differences for foreign operation	(6,988)	(493)	(4,858)	343

Total other comprehensive income (loss)	(6,988)	(493)	(4,858)	343

Total comprehensive income	11,647	36,450	2,413	24,412

Earnings per share
Basic earnings per share (in USD)	0.12	0.27	0.05	0.17
Diluted earnings per share (in USD)	0.12	0.26	0.05	0.17

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY
(Unaudited)

	Share capital	Share premium	Other comprehensive income	Retained Earnings	Total
	USD thousands

Balance as of January 1, 2022	442	437,476	698	133,759	572,375
Total Comprehensive income (loss) for the period
Profit for the period	-	-	-	18,635	18,635
Other comprehensive Income:
Foreign Currency Translation	-	-	(6,988)	-	(6,988)

Total comprehensive Income (loss) for the period	-	-	(6,988)	18,635	11,647

Transactions with owners, recognized directly in equity
Own shares acquired	(22)	(45,256)	-	-	(45,278)
Share based compensation	-	28,074	-	-	28,074
Exercise of share options	12	1,993	-	-	2,005

Balance as of June 30, 2022	432	422,287	(6,290)	152,394	568,823

Balance as of January 1, 2021	380	264,831	3,330	60,472	329,013
Total Comprehensive income (loss) for the period
Profit for the period	-	-	-	36,943	36,943
Other comprehensive Income:
Foreign Currency Translation	-	-	(493)	-	(493)

Total comprehensive Income (loss) for the period	-	-	(493)	36,943	36,450

Transactions with owners, recognized directly in equity
Revaluation of liability for put option on non- controlling interests	-	-	-	64	64
Issuance of shares	41	118,054			118,095
Own shares acquired	(3)	(6,640)	-	-	(6,643)
Share based compensation	-	6,912	-	-	6,912
Exercise of share options	11	300	-	-	311

Balance as of June 30, 2021	429	383,457	2,837	97,479	484,202

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
(Unaudited)

	Six months ended June 30
	2022	2021
	USD thousands

CASH FLOWS FROM OPERATING ACTIVITIES:
Profit for the period	18,635	36,943
Adjustments for:
Depreciation and amortization	15,357	19,912
Net financing expense	914	1,235
Loss on sale of fixed assets	-	6
Loss (gain) on leases change contracts	56	(307)
Share-based compensation	31,353	4,951
Gain on sale of business unit	-	(200)
Tax expenses (benefit)	10,190	(1,838)

Change in trade and other receivables	33,018	15,677
Change in trade and other payables	(53,772)	259
Change in employee benefits	(188)	4
Income taxes received	948	1,940
Income taxes paid	(10,845)	(1,680)
Interest received	1,027	170
Interest paid	(211)	(311)

Net cash provided by operating activities	46,482	76,761

CASH FLOWS FROM INVESTING ACTIVITIES
Change in pledged deposits	(85)	(205)
Leases Receipt	536	1,625
Acquisition of fixed assets	(794)	(1,770)
Acquisition and capitalization of intangible assets	(3,034)	(2,484)
Proceeds from sale of business unit	489	152
Acquisition of subsidiaries, net of cash acquired	(52)	-

Net cash used in investing activities	(2,940)	(2,682)

CASH FLOWS FROM FINANCING ACTIVITIES
Acquisition of own shares	(44,208)	(6,643)
Issuance of shares, net of issuance costs	-	118,446
Payment of call option liability	-	(2,414)
Proceeds from exercise of share options	2,005	311
Leases repayment	(4,159)	(5,537)

Net cash provided by (used in) financing activities	(46,362)	104,163

Net increase (decrease) in cash and cash equivalents	(2,820)	178,242

CASH AND CASH EQUIVALENTS AS OF THE BEGINNING OF PERIOD	367,717	97,463

EFFECT OF EXCHANGE RATE ON CASH AND CASH EQUIVALENTS	(3,541)	(161)

CASH AND CASH EQUIVALENTS AS OF THE END OF PERIOD	361,356	275,544

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE 1:	GENERAL

a.	Reporting entity:

Tremor International Ltd. (the “Company” or “Tremor International”), formerly known as Taptica International Ltd., was incorporated in Israel under the laws of the State of Israel on March 20, 2007. The ordinary shares of the Company are listed on the AIM Market of the London Stock Exchange and the American Depositary Shares ("ADSs"), each of which represents two ordinary shares of the Company, represented by the American Depositary Receipts ("ADR") are listed on the Nasdaq Capital Market. The address of the registered office is 82 Yigal Alon Street Tel-Aviv, 6789124, Israel.

Tremor International is a global Company offering an end-to-end software platform that supports a wide range of media types (e.g., video, display, etc.) and devices (e.g., mobile, Connected TVs, streaming devices, desktop, etc.), creating an efficient marketplace where advertisers (buyers) are able to purchase high quality advertising inventory from publishers (sellers) at scale. Tremor Video Inc. (“Tremor Video’’), a wholly owned subsidiary, is the Company’s Demand Side Platform (“DSP”) providing full-service and self-managed marketplace access to advertisers and agencies in order to execute their digital marketing campaigns in real time across various ad formats. Unruly Group, LLC (Former name RhythmOne, LLC), provides access to the Sell Side Platform (“SSP”) which is designed to monetize digital inventory for publishers and app developers by enabling their content to have the necessary code and requirements for programmatic advertising integration. The SSP provides access to significant amounts of data, unique demand, and a comprehensive product suite to drive more effective inventory management and revenue optimization. The Company also provides a Data Management Platform (“DMP”) solution which integrates both DSP and SSP solutions enabling advertisers and publishers to use data from various sources in order to optimize results of their advertising campaigns. Tremor International Ltd. is headquartered in Israel and maintains offices throughout the US, Canada, EMEA and Asia-Pacific.

b.
The global spread of COVID-19, which was declared a global pandemic by the World Health Organization in March 2020 has created significant volatility, global macroeconomic uncertainty, and disruption in our business and across financial markets. The COVID-19 pandemic and efforts to control its spread has curtailed the movement of people, goods, and services worldwide, including in regions in which the Company, its customers and partners operate, and is continuing to impact economic activity and financial markets.

Certain verticals in which the Company’s customers operate experienced supply chain disruptions that negatively impacted product availability and, combined with inflation and other challenging macroeconomic factors, resulted in advertisers across several industries reducing or delaying their overall levels of advertising spend. The Company believes a combination of challenging macroeconomic factors, including rising inflation, has contributed to recessionary concerns which has also driven a reduction in consumer discretionary spending, which may continue for the remainder of this year and beyond.

c.	Material events in the reporting period:

On June 19, 2022, Unruly Media Pte. Ltd., a subsidiary of the Company, entered into a definitive agreement to make a strategic USD 25 million investment in VIDAA (Netherlands) International Holdings B.V. (the "Investment"), a smart TV operating system and streaming platform, and a subsidiary of Hisense Co., Ltd.  The Investment is intended to reflect 2.439% of VIDAA’s issued and outstanding share capital on a fully diluted basis and is expected to close in the third quarter of 2022, subject to the satisfaction of customary closing conditions.

d.        Definitions:

In these financial statements –

The Company	-	Tremor International Ltd.

The Group	-	Tremor International Ltd. and its subsidiaries.

Subsidiaries	-
Companies, the financial statements of which are fully consolidated, directly, or indirectly, with the financial statements of the Company such as Unruly Group LLC, Unruly Holding Ltd, Tremor Video Inc.

Related party	-	As defined by IAS 24, “Related Party Disclosures”.

NOTE 2:        BASIS OF PREPARATION

a.	Statement of compliance:

The condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting and do not include all the information required for full annual financial statements. They should be read in conjunction with the financial statements for the year ended December 31, 2021 (hereinafter – “the annual financial statements”).

The condensed consolidated interim financial statements were authorized for issue by the Company’s Board of Directors on August 15, 2022.

b.	Use of estimates and judgments:

The preparation of financial statements in conformity with IFRS requires management of the Group to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

The preparation of accounting estimates used in the preparation of the Group’s financial statements requires management of the Group to make assumptions regarding circumstances and events that involve considerable uncertainty. Management of the Group prepares estimates on the basis of past experience, various facts, external circumstances, and reasonable assumptions according to the pertinent circumstances of each estimate.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

NOTE 3:        SIGNIFICANT ACCOUNTING POLICIES

The accounting policies applied by the Company in these condensed consolidated interim financial statements are the same as those applied by the Company in its annual financial statements, there was no change in accounting policies or any new relevant standards during the reporting period.

NOTE 4:        SHAREHOLDERS’ EQUITY

Issued and paid-in share capital:

	Ordinary Shares
	2022	2021
	Number of shares

Balance as of January 1	154,501,629	133,916,229
Own shares acquired by the Group	(7,401,470)	(917,998)
Share based compensation exercise to shares	3,887,518	3,741,234
Issuance of shares in IPO	-	13,537,906

Issued and paid-in share capital as of June 30	150,987,677	150,277,371

Authorized share capital	500,000,000	500,000,000

1)	Rights attached to share:

The holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at general meetings of the Company. All shares rank equally with regard to the Company’s residual assets.

2)	Own shares acquisition:

On February 23, 2022, following the Company’s Board of Director approvals for a share buyback program for a total consideration of USD 75,000 thousand, the Company purchased during the six months period ended June 30, 2022 7,401,470 shares for a total consideration of USD 45,278 thousand.

The Ordinary Shares acquired pursuant to the buyback programs reclassified as dormant shares under the Israeli Companies Law (without any rights attached thereon) and held in treasury.

NOTE 5:	EARNINGS PER SHARE

Basic earnings per share:

The calculation of basic earnings per share for the six and three months periods ended June 30, 2022 and 2021 was based on the profit for the periods divided by a weighted average number of ordinary shares outstanding, calculated as follows:

Profit for the period:

	Six months ended June 30 (unaudited)
	2022	2021
	USD thousands

Profit for the period	18,635	36,943

	Three months ended June 30 (unaudited)
	2022	2021
	USD thousands

Profit for the period	7,271	24,069

Weighted average number of ordinary shares:

	Six months ended June 30 (unaudited)
	2022	2021
	Shares of NIS
	0.01 par value

Weighted average number of ordinary shares used to calculate basic earnings per share as of June 30	153,609,625	136,033,008

Basic earnings per share (in USD)	0.12	0.27

	Three months ended June 30 (unaudited)
	2022	2021
	Shares of NIS
	0.01 par value

Weighted average number of ordinary shares used to calculate basic earnings per share as of June 30	153,093,909	137,645,630

Basic earnings per share (in USD)	0.05	0.17

Diluted earnings per share:

The calculation of diluted earnings per share for the six and three months period ended June 30, 2022 and 2021 was based on profit for the period divided by a weighted average number of shares outstanding after adjustment for the effects of all dilutive potential ordinary shares, calculated as follows:

Weighted average number of ordinary shares (diluted):

	Six months ended June 30 (unaudited)
	2022	2021
	Shares of NIS
	0.01 par value

Weighted average number of ordinary shares used to calculate basic earnings per share	153,609,625	136,033,008
Effect of share options issued	4,904,789	6,084,840

Weighted average number of ordinary shares used to calculate diluted earnings per share	158,514,414	142,117,848

Diluted earnings per share (in USD)	0.12	0.26

	Three months ended June 30 (unaudited)
	2022	2021
	Shares of NIS
	0.01 par value

Weighted average number of ordinary shares used to calculate basic earnings per share	153,093,909	137,645,630
Effect of share options issued	3,768,860	6,112,829

Weighted average number of ordinary shares used to calculate diluted earnings per share	156,862,769	143,758,459

Diluted earnings per share (in USD)	0.05	0.17

NOTE 6:        SHARE-BASED COMPENSATION ARRANGEMENTS

a.	Share-based compensation plan:

The terms and conditions related to the grants of the share options programs are as follows:

•	All the share options that were granted are non-marketable.
•	All options are to be settled by physical delivery of ordinary shares or ADSs.
•	Vesting conditions are based on a service period of between 0.5-4 years.

b.	Stock Options:

The number of share options is as follows:

	Number of options		Weighted average exercise price
	2022	2021	2022	2021
	(Thousands)		(USD)

Outstanding of 1 January	6,026	3,781
Forfeited	(586)	(102)	7.05	2.22
Exercised	(941)	(167)	1.97	1.87
Granted	620	-	7.22	-

Outstanding of June 30	5,119	3,512
Exercisable of June 30	1,216	214

In June 2022, The Company’s Board of Directors approved (i) extending by two years the expiration date of the outstanding options, granted under the Company’s Global Share Incentive Plan (2011), (the “2011 Plan”), and under the Company’s 2017 Equity Incentive Plan, (the “2017 Plan”), and (ii) amending the exercise terms of part of the options granted under the 2017 Plan, such that options that are vested on the date of employment expiration shall expire 90 days after the date of employment expiration unless exercised by such employee prior to such date (instead of 30 days as currently provided).

Such changes triggered a new measurement of the fair value of the options. The incremental fair value amounting to USD 1,298 thousand using the Black-Scholes Model.

c.	Information on measurement of fair value of share-based compensation plans:

The fair value of employees share options is measured using the Black-Scholes formula. Measurement inputs include the share price on the measurement date, the exercise price of the instrument, expected volatility, expected term of the instruments, expected dividends, and the risk-free interest rate.

The parameters used in the measurement of the fair values at grant date of the equity-settled share-based compensation plans were as follows:

2022

Grant date fair value in USD	3.24
Share price (on grant date) (in USD)	7.1
Exercise price (in USD)	7.22
Expected volatility (weighted average)	60%
Expected life (weighted average)	3.5-3.8
Expected dividends	0.00%
Risk-free interest rate	2.15%

The total expense recognized in the six months period ended June 30, 2022 and 2021 with respect to the options granted to employees, amounted to approximately USD 3,272 thousand and USD 718, respectively.

The total expense recognized in the three months period ended June 30, 2022 and 2021 with respect to the options granted to employees, amounted to approximately USD 1,915 thousand and USD 294, respectively.

d.	Restricted Share Units (RSU):

The number of restricted share units is as follows:

	Number of RSUs		Weighted-Average Grant Date Fair Value
	2022	2021	2022	2021
	(Thousands)

Outstanding at 1 January	8,146	3,777	8.606	2.364
Forfeited	(142)	(12)	10.085	6.071
Exercised	(1,308)	(1,656)	8.819	2.145
Granted	252	4,765	7.095	10.017

Outstanding at June 30	6,948	6,874	8.786	2.752

The total expense recognized in the six months period ended June 30, 2022 and 2021 with respect to the RSUs granted to employees, amounted to approximately USD 19,447 and USD 2,767 thousand, respectively.

The total expense recognized in the three months period ended June 30, 2022 and 2021 with respect to the RSUs granted to employees, amounted to approximately USD 9,253 and USD 1,676 thousand, respectively.

e.	Performance Stock Units (PSU):

The number of performance stock units is as follows:

	Number of PSUs		Weighted-Average Grant Date Fair Value
	2022	2021	2022	2021
	(Thousands)

Outstanding of January 1	4,486	3,852	6.796	2.155
Forfeited	-	(90)	-	2.429
Exercised	(1,639)	(1,918)	2.090	2.408
Granted	48	2,065	7.095	10.010

Outstanding of June 30	2,895	3,909	9.477	8.652

The vesting of the PSUs is subject to continued employment and compliance with the performance criteria determined by the Company’s Compensation Committee and the Company’s Board of Directors.

The total expense recognized in the six months ended June 30, 2022 and 2021 with respect to the PSUs granted to employees, amounted to approximately USD 8,634 thousand and USD 1,466 thousand, respectively.

The total expense recognized in the three months ended June 30, 2022 and 2021 with respect to the PSUs granted to employees, amounted to approximately USD 4,156 thousand and USD 640 thousand, respectively.

f.	Share based expense recognized in the statements of operation and other comprehensive income is as follows:

	Six months ended June 30 (unaudited)
	2022	2021
	USD thousands

Selling and marketing	6,846	1,112
Research and development	4,593	263
General and administrative	19,914	3,576

	31,353	4,951

	Three months ended June 30 (unaudited)
	2022	2021
	USD thousands

Selling and marketing	3,680	425
Research and development	2,472	120
General and administrative	9,172	2,065

	15,324	2,610

NOTE 7:	OPERATING SEGMENTS

The Company has a single reportable segment as a provider of marketing services.

Geographical information:

In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of consumers.

	Six months ended June 30 (unaudited)
	2022	2021
	USD thousands

America	142,718	135,663
APAC	8,422	9,470
EMEA	5,562	7,255

Total	156,702	152,388

	Three months ended June 30 (unaudited)
	2022	2021
	USD thousands

America	66,520	72,403
APAC	6,490	4,920
EMEA	2,818	4,056

Total	75,828	81,379

NOTE 8:	SUBSEQUENT EVENTS

On July 25, 2022, the Company and its subsidiaries entered into a definitive agreement with Amobee Group Pte. Ltd (the “Seller”) to acquire Amobee, Inc., Amobee Group Pte. Ltd. and Amobee ANZ Pty Ltd (“Amobee”) for a total consideration of USD 239 million, subject to adjustments (the “Transaction”). The Company and its subsidiaries intend to satisfy the consideration through a combination of existing cash resources and new USD 150 million debt facilities comprised of a secured term loan and a revolving credit facility to partially fund the acquisition and support future strategic investments and initiatives expect to obtain prior to closing the Transaction. The Transaction is expected to close in the third quarter of 2022, subject to customary closing conditions including regulatory approval or the expiration of the required waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976. The Company and its subsidiaries will acquire from Amobee in a business combination its Omnichannel Demand Side Platform (DSP) IP assets and the Advanced TV Platform without its Email Marketing Platform and related current and historical liabilities, which is expected to remain with the Seller.